Exhibit 99.1

            FINANCIAL FEDERAL CORPORATION REPORTS RECORD
            FOURTH QUARTER AND FISCAL YEAR 2007 RESULTS


Fourth Quarter
   *  Record Net Income - $12.7 million (11% increase)
   *  Record Diluted EPS - $0.50 (16% increase)

Fiscal Year 2007
   *  Record Net Income - $50.1 million (15% increase)
   *  Record Diluted EPS - $1.90 (15% increase)
   *  Record Finance Receivables Outstanding - $2.13 billion
      (7% growth)
   *  Loss Ratio - 0.01%


NEW YORK, NY: September 24, 2007 - Financial Federal Corporation (NYSE: FIF) today announced results for its fourth quarter and fiscal year ended July 31, 2007. Net income for the quarter increased 11% to $12.7 million from $11.5 million in the fourth quarter of fiscal 2006 mostly due to higher average receivables. Diluted earnings per share increased by 16% to $0.50 from $0.43. Finance receivables originated during the quarter were $297 million compared to $328 million in the fourth quarter of fiscal 2006.

Net income for fiscal 2007 increased by 15% to $50.1 million from $43.6 million in fiscal 2006. Diluted earnings per share also increased by 15% to $1.90 from $1.65. Finance receivables originated were $1.21 billion in fiscal 2007 compared to $1.34 billion in fiscal 2006. Finance receivables outstanding grew 7% to $2.13 billion at July 31, 2007 compared to $1.99 billion at July 31, 2006.

Paul R. Sinsheimer, CEO, commented: "Fiscal 2007 was another terrific year with 15% growth in net earnings and earnings per share. Asset quality remained strong with net charge-offs of 0.01% in each of the last two years. While the capital markets were largely uneventful in fiscal 2007, fiscal 2008 has already experienced turmoil in financial and housing markets and a 50 basis point rate cut by the Fed. These events could have a significant impact on fiscal 2008's results."

Steven F. Groth, CFO, remarked on the Company's liquidity and capital: "We have over $1.0 billion of committed revolving credit facilities including $500 million of long-term bank credit facilities and we have $900 million of term debt. Our funding sources are diversified and our debt maturities are staggered. We repurchased over $50 million of our stock in fiscal 2007 and our leverage remains low at 4.3x."

Asset Quality
Asset quality measures continued at exceptional levels in the fourth quarter of fiscal 2007:
   * Net charge-offs were $123,000 or 0.02% (annualized) of average finance receivables compared to $33,000 or 0.01% for the quarter ended April 30, 2007 and net recoveries of $73,000 or -0.01% for the quarter ended July 31, 2006.
   * Non-performing assets were 0.99% of finance receivables at July 31, 2007 compared to 0.86% at April 30, 2007 and 0.73% at
      July 31, 2006.
   * Delinquent receivables (60 days or more past due) were 0.46% of total receivables at July 31, 2007 compared to 0.72% at April 30, 2007 and 0.43% at July 31, 2006.

For fiscal 2007 and 2006, net charge-offs were $108,000 or 0.01% of average finance receivables and $125,000 or 0.01%, respectively.

Other Financial Highlights
   * Net interest margin was 5.08% in the fourth quarter compared to 5.09% in the fourth quarter of fiscal 2006 and was 5.15% for fiscal 2007 compared to 5.20% for fiscal 2006.
   * No provisions for credit losses were recorded in fiscal 2007 or 2006 because of the low levels of net charge-offs.
   * Salaries and other expenses were $6.5 million in the fourth quarter of fiscal 2007 and 2006. The efficiency ratios were 23.8% and 25.7% and the expense ratios were 1.21% and 1.31% for the fourth quarters of fiscal 2007 and 2006, respectively. Salaries and other expenses increased 5% in fiscal 2007 to $24.9 million from $23.7 million in fiscal 2006. The efficiency ratios were 23.4% and 24.9% and the expense ratios were 1.21% and 1.30% for fiscal 2007 and 2006, respectively.
   * Return on equity improved to 13.1% for the fourth quarter compared to 11.9% for the fourth quarter of fiscal 2006, and improved to 12.9% for fiscal 2007 compared to 11.9% for fiscal 2006 because of the 2.0 million shares of common stock repurchased in fiscal 2007.

Conference Call
The Company will host a conference call September 25, 2007 at 11:00 a.m. (ET) to discuss its fourth quarter and fiscal year results.
The call can be listened to on the Company's website www.financialfederal.com (click on Investor Relations).

About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit www.financialfederal.com.

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Securities and Exchange Commission including Part I, Item 1A. "Risk Factors" for a description of these risks and uncertainties. These risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity
(iv) rising short-term market interest rates and adverse changes in the yield curve (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000


                   CONSOLIDATED INCOME STATEMENTS
              (In thousands, except per share amounts)

=====================================================================
                             Three months ended           Years ended
                                      July 31,*              July 31,
---------------------------------------------------------------------
                                 2007      2006       2007       2006
=====================================================================
Finance income                $49,451   $45,055   $191,254   $162,475
Interest expense               22,322    19,939     84,828     67,402
---------------------------------------------------------------------
Net finance income before
  provision for credit losses
  on finance receivables       27,129    25,116    106,426     95,073
Provision for credit losses
  on finance receivables            -         -          -          -
---------------------------------------------------------------------
  Net finance income           27,129    25,116    106,426     95,073
Salaries and other expenses     6,451     6,460     24,945     23,676
---------------------------------------------------------------------
Income before income taxes     20,678    18,656     81,481     71,397
Provision for income taxes      7,963     7,162     31,431     27,778
---------------------------------------------------------------------
    NET INCOME                $12,715   $11,494   $ 50,050   $ 43,619
=====================================================================
Earnings per common share:
    Diluted                     $0.50     $0.43      $1.90      $1.65
    Basic                       $0.51     $0.44      $1.94      $1.68
=====================================================================
Number of shares used:
    Diluted                    25,346    26,671     26,381     26,481
    Basic                      24,733    26,117     25,813     25,913
=====================================================================

* unaudited


                CONDENSED CONSOLIDATED BALANCE SHEETS
                           (In thousands)

=====================================================================
 July 31,                                       2007             2006
=====================================================================
ASSETS

Finance receivables                       $2,128,353       $1,991,688
Allowance for credit losses                  (23,992)         (24,100)
---------------------------------------------------------------------
   Finance receivables - net               2,104,361        1,967,588
Cash                                           5,861            8,143
Other assets                                   9,852           12,613
---------------------------------------------------------------------
TOTAL ASSETS                              $2,120,074       $1,988,344
=====================================================================

LIABILITIES

Debt                                      $1,660,600       $1,527,661
Accrued interest, taxes and
    other liabilities                         71,721           70,304
---------------------------------------------------------------------
    Total liabilities                      1,732,321        1,597,965

STOCKHOLDERS' EQUITY                         387,753          390,379
---------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY              $2,120,074       $1,988,344
=====================================================================